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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

CROSSTEX ENERGY, L.P.
(Name of Issuer)

Common Units representing limited partner interests
(Title of Class of Securities)

22765U102
(CUSIP Number)

December 31, 2002
(Date of Event Which
Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)

        ☐ Rule 13d-1(c)

        ☒ Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 22765U102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
	Crosstex Energy Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☒
			(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 333,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 333,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	333,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 67.1%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)    Crosstex Energy Holdings Inc., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer and 4,667,000 of the Issuer's Subordinated Units representing limited partner interests. The Subordinated Units may eventually convert into common units on a one-to-one basis if the financial tests contained in the Issuer's partnership agreement are met.

(2)    This percentage includes 333,000 Common Units and 4,667,000 Subordinated Units held by the reporting person.

Schedule 13G
CUSIP No. 22765U102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
	Yorktown Energy Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☒
			(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 333,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 333,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	333,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 67.1%(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)    Yorktown Energy Partners IV, L.P. owns securities in Crosstex Energy Holdings Inc. representing approximately 61.6% of the voting power thereof. Crosstex Energy Holdings Inc., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer. In addition, Crosstex Energy Holdings Inc. owns 333,000 of the Issuer's common units representing limited partner interests and 4,667,000 of the Issuer's subordinated units representing limited partner interests. As a result, Yorktown Energy Partners IV, L.P. may be deemed to be the beneficial owner of a portion of the common units and subordinated units owned by Crosstex Energy Holdings Inc. Yorktown Energy Partners IV, L.P. disclaims beneficial ownership of the reported securities.

(2)    This percentage includes 333,000 Common Units and 4,667,000 Subordinated Units held by Crosstex Energy Holdings Inc.

Schedule 13G
CUSIP No. 22765U102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
	Yorktown IV Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☒
			(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 333,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 333,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	333,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 67.1%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)    Yorktown IV Company LLC is the sole general partner of Yorktown Energy Partners IV, L.P. Yorktown Energy Partners IV, L.P. owns securities in Crosstex Energy Holdings Inc. representing approximately 61.6% of the voting power thereof. Crosstex Energy Holdings Inc., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer. In addition, Crosstex Energy Holdings Inc. owns 333,000 of the Issuer's common units representing limited partner interests and 4,667,000 of the Issuer's subordinated units representing limited partner interests. As a result, Yorktown Energy Partners IV, L.P. may be deemed to be the beneficial owner of a portion of the common units and subordinated units owned by Crosstex Energy Holdings Inc. Yorktown IV Company LLC disclaims beneficial ownership of the reported securities.

(2)    This percentage includes 333,000 Common Units and 4,667,000 Subordinated Units held by Crosstex Energy Holdings Inc.

Schedule 13G
CUSIP No. 22765U102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
	Yorktown Energy Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☒
			(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 333,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 333,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	333,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 67.1%(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)    Yorktown Energy Partners V, L.P. owns securities in Crosstex Energy Holdings Inc. representing approximately 15.4% of the voting power thereof. Crosstex Energy Holdings Inc., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer. In addition, Crosstex Energy Holdings Inc. owns 333,000 of the Issuer's common units representing limited partner interests and 4,667,000 of the Issuer's subordinated units representing limited partner interests. As a result, Yorktown Energy Partners IV, L.P. may be deemed to be the beneficial owner of a portion of the common units and subordinated units owned by Crosstex Energy Holdings Inc. Yorktown Energy Partners V, L.P. disclaims beneficial ownership of the reported securities.

(2)    This percentage includes 333,000 Common Units and 4,667,000 Subordinated Units held by Crosstex Energy Holdings Inc.

Schedule 13G
CUSIP No. 22765U102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
	Yorktown V Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☒
			(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 333,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 333,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	333,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 67.1%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)    Yorktown V Company LLC is the sole general partner of Yorktown Energy Partners V, L.P. Yorktown Energy Partners V, L.P. owns securities in Crosstex Energy Holdings Inc. representing approximately 15.4% of the voting power thereof. Crosstex Energy Holdings Inc., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer. In addition, Crosstex Energy Holdings Inc. owns 333,000 of the Issuer's common units representing limited partner interests and 4,667,000 of the Issuer's subordinated units representing limited partner interests. As a result, Yorktown Energy Partners IV, L.P. may be deemed to be the beneficial owner of a portion of the common units and subordinated units owned by Crosstex Energy Holdings Inc. Yorktown V Company LLC disclaims beneficial ownership of the reported securities.

(2)    This percentage includes 333,000 Common Units and 4,667,000 Subordinated Units held by Crosstex Energy Holdings Inc.

Item 1.

  (a)
  Name of issuer: Crosstex Energy, L.P.

  (b)
  Address of issuer's principal executive offices: 2501 Cedar Springs, Suite 600, Dallas, Texas 75201

Item 2.

(a)	Name of persons filing:
Crosstex Energy Holdings Inc. ("Holdings")
Yorktown Energy Partners IV, L.P. ("Yorktown IV")
Yorktown IV Company LLC ("Yorktown IV LLC")
Yorktown Energy Partners V, L.P. ("Yorktown V")
Yorktown V Company LLC ("Yorktown V LLC")
(b)	Address of principal business office: The principal business office for each of Holdings, Yorktown IV, Yorktown IV LLC, Yorktown V and Yorktown V LLC is 410 Park Avenue, New York, NY 10022.
(c)	Citizenship: Holdings is a Delaware corporation. Both Yorktown IV and Yorktown V are Delaware limited partnerships. Yorktown IV LLC and Yorktown V LLC are Delaware limited liability companies.
(d)	Title of class of Securities: Common Stock
(e)	CUSIP Number: 22765U102

Item 3.    If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  (a)
  [    ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

  (b)
  [    ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c)
  [    ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

  (d)
  [    ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e)
  [    ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

  (f)
  [    ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

  (g)
  [    ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

  (h)
  [    ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i)
  [    ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j)
  [    ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)—(c) Amount and percentage beneficially owned:

        Crosstex Energy Holdings Inc., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer. In addition, Crosstex Energy Holdings Inc. owns 333,000 of the Issuer's common units representing limited partner interests ("Common Units") and 4,667,000 of the Issuer's subordinated units representing limited partner interests ("Subordinated Units"), representing 67.1% of the class, over which it has sole voting and dispositive power.

        Yorktown IV owns securities in Holdings representing approximately 61.6% of the voting power thereof. Yorktown IV LLC the general partner of Yorktown IV. Yorktown V owns securities in Holdings Inc. representing approximately 15.4% of the voting power thereof. Yorktown V LLC is the general partner of Yorktown V. Each of Yorktown IV, Yorktown IV LLC, Yorktown V and Yorktown V LLC, by virtue of their respective ownership of securities of Holdings, may be deemed to be, for purposes of this Schedule 13G, the beneficial owner of the Common Units and Subordinated Units owned by Holdings, each with shared voting and dispositive power with respect to such securities. However, each of Yorktown IV, Yorktown IV LLC, Yorktown V and Yorktown V LLC disclaims beneficial ownership as to all of the Common Units and Subordinated Units owned by Holdings.

Item 5. Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        See attached Exhibit 99.1.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003	CROSSTEX ENERGY HOLDINGS INC.
	By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Chairman
Date: February 13, 2003	YORKTOWN ENERGY PARTNERS IV, L.P.
	By:	Yorktown IV Company LLC, its General Partner
	By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Member
Date: February 13, 2003	YORKTOWN IV COMPANY LLC
	By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Member
Date: February 13, 2003	YORKTOWN ENERGY PARTNERS V, L.P.
	By:	Yorktown V Company LLC, its General Partner
	By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Member
Date: February 13, 2003	Yorktown V Company LLC
	By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Member

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  Item 1.
  Item 2.
Item 3.
  Item 4. Ownership
  Item 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More than Five Percent on Behalf of Another Person
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
  Item 8. Identification and Classification of Members of the Group
  Item 9. Notice of Dissolution of Group
  Item 10. Certification
SIGNATURE